

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Louis S. Friedman
Chief Executive Officer
Wes Consulting, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

   Re: **WES Consulting, Inc.**
      Amendment No. 2 to Preliminary Information Statement on
      Schedule 14C
      Filed November 24, 2010
      File No. 000-53314

Dear Mr. Friedman:

   We have conducted a limited review of your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 11, 2009. Please clarify if you are providing a copy of the reports incorporated by reference to shareholders. Please refer to Items 13(b)(2) and 14(e) of Schedule 14A.

2. We note your response to comment 2 in our letter dated December 11, 2009. It appears from your response that you have already consummated the merger prior to filing this information statement. You further conclude that consents were provided for the approval of the merger, which would include the issuance of shares to Liberator's shareholders. Please clarify how you have complied with Rule 14c-2 of the Exchange Act.

3.   Please tell us why the number of shares outstanding and percentage approval disclosure has changed significantly from your last amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                Tom Kluck
                                                Branch Chief

cc: Peter Hogan
        via facsimile (310) 208-1154